UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

Under Section 12(g) of the Securities Exchange

Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the

Securities and Exchange Act of 1934

Commission File Number 000-33477

Genesis Microchip Inc.

(Exact name of registrant as specified in its charter)

2525 Augustine Drive, Santa Clara, California 95054, Telephone Number: (408) 919-8400

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, par value $.001 per share

Associated Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

As of the certification date, there is one holder of record of the Common Stock. There are zero holders of the Associated Preferred Stock Purchase Rights, which have expired as of the date hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, Genesis Microchip Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

January 25, 2008	By:	/s/ Elias Antoun
Name: Elias Antoun
Title: President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.